Exhibit 99.1

Excelian: Luxoft Financial Services Completes the Acquisition of derivIT

The acquisition is aimed at further strengthening its APAC presence.

NEW YORK, NY -  August 23, 2017—(BUSINESS WIRE) — Luxoft Holding, Inc. (NYSE:LXFT), a leading provider of software development services, innovative IT solutions, and digital transformation to a global client base, today announced completion of the transaction pursuant to a Share Purchase Agreement to acquire derivIT, a Singapore-based financial services-focused technology consulting company.

derivIT provides a unique blend of technology expertise, deep domain understanding and strong knowledge of leading platforms, such as Murex, in capital markets and credit and risk management. This transaction was closed upon the receipt of the approval by Reserve Bank of India, as well as satisfaction of several other customary conditions precedent.

“Completion of derivIT transaction reinforces a strong foundation on which our company is building its presence and the delivery platform in the APAC,” said Dmitry Loschinin, President and CEO of Luxoft. “We are very pleased to welcome derivIT team and start realizing expected significant synergies in servicing current high-potential clients in the Asia Pacific region, anchoring new business opportunities in financial, automotive, telecom and other sectors, as well as taking advantage of the immediate cross-selling opportunities we see at this time.”

The derivIT acquisition adds several delivery centers, which are expected to enhance the scalability of Luxoft’s current distributed delivery center ecosystem into additional locations, such as Bangalore, India; Dubai, UAE; and Tianjin, China. The acquisition also is expected to expand Luxoft’s existing capabilities in Singapore.

“We are excited to join forces with derivIT and continue to strengthen our foothold in Asia Pacific. The region enjoys ample demand for packaged software to streamline operations and generate operational cost savings for continued investments into innovation and digital transformation,” said Roman Trakhtenberg, Group Managing Director and Global Head of Excelian, Luxoft Financial Services. “Furthermore, the expansion of our sophisticated engineering workforce, which delivers premium consulting and digital-related services from India, Vietnam, and Malaysia, is expected to significantly improve our ability to effectively cater to large enterprises located in Singapore, Australia, Hong Kong, China, and the Middle East.”

Strata Partners acted as the exclusive financial adviser to Luxoft on this transaction.

About Luxoft

Luxoft Holding, Inc. (NYSE:LXFT) a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations predominantly in Europe, North America and Asia Pacific. The Company’s software development services consist of core and mission critical custom software development and support, product engineering, and technology consulting. Its bespoke solutions include technology architecture selection and other consulting, proprietary products and/or standard system software and platforms, as well as implementation and maintenance. Through its services and solutions, the Company helps its clients improve their competitive position by increasing efficiency, optimizing costs, and enabling changes through disruptive digital technologies that enhance end-user experience and shorten time-to-market.

The Company develops its solutions and delivers its services from 37 dedicated delivery centers worldwide. It has more than 12,800 employees across 42 offices in 21 countries within five continents — North America, Europe, Africa, Asia, and Australia. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

About Excelian, Luxoft Financial Services

Excelian, Luxoft’s Financial Services division, helps customers maximize efficiency, reduce risk and increase speed of delivery via adoption of better practices and advanced systems. Excelian delivers an end-to-end service, from consulting to technology services, platform consolidation, infrastructure optimization, cloud and utility-based models, complemented by a range of proprietary solutions. Excelian manages the standardization of custom complex software development and helps simplify solutions to streamline banking cost structures and achieve more efficient operations via its expertise in packaged software from Murex, OpenLink, and Calypso, among others.

About derivIT

derivIT, founded in December 2007, is a consulting-driven firm focused on providing the best in class service to the ever changing and diverse Capital Markets industry. derivIT is backed by domain expertise and a proficient team of in-house consultants. derivIT has a strong client base spread across Singapore, Australia, Malaysia, India, China, and the Middle East. Today, derivIT continues to expand into new geographies and markets with the goal of enabling its clients to achieve competitive advantages through the company’s domain expertise and dedication. Being a Global Alliance partner to Murex has allowed derivIT to offer a complete range of services on Murex’s MX.3 and MxG2000 platforms covering system implementations, upgrades, support, development, risk consulting, and managed testing.

Forward-Looking Statements

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

All trademarks are recognized and are the property of their respective companies.

Contacts:

Investor Inquires

Alina V. Plaia

Vice-President, Global Communications

212-964-9900, ext. 2404
IR@luxoft.com

Media Inquiries

Patrick R. Corcoran

Global Director, External Relations

212-964-9900 ext. 2453

Press@luxoft.com
 @Luxoft